Exhibit 99.1
Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(“Gold Fields”, the “Company” or the “Group”)

GOLD FIELDS PUBLISHES ITS 2024 SUITE OF ANNUAL REPORTS

Publication of the 2024 suite of annual reports and No change statement

Shareholders are advised that the Company today, 27 March 2025, published its suite of annual reports for the financial year ended 31 December 2024 on the Company website, www.goldfields.com

Gold Fields’ suite of annual reports includes the following:
•2024 Integrated Annual Report (IAR);
•2024 Annual Financial Report (AFR) containing the audited consolidated financial statements for the year ended 31 December 2024 (Audited Results);
•2024 Governance and Remuneration Report;
•Notice to Shareholders of the 2024 Annual General Meeting (AGM) (the Notice);
•2024 Report to Stakeholders;
•2024 Mineral Resources and Mineral Reserves Supplement; and
•2024 Climate Change and Environment Report.

The relevant documents will be posted by 2 April 2025 to shareholders who have elected not to receive communication electronically.

The IAR, AFR and other reports incorporate all material aspects of the Group’s business including detailed financial, operational and sustainable development information.

The Audited Results contain no modifications to the reviewed financial results published on the Stock Exchange News Service on 20 February 2025.
The AFR is also available on the JSE cloudlink https://senspdf.jse.co.za/documents/2025/jse/isse/GFIE/AFR2024.pdf

PwC Inc. has audited the financial statements for the year ended 31 December 2024, and their unqualified Independent Auditor's Report is included in the AFR. PwC Inc has also included the Independent Reporting Accountant’s Assurance Report on the compilation of pro-forma financial information in the AFR.

Gold Fields’ Global Reporting Initiative Content Index 2024 is expected to be published in early April 2025.

The Notice

Notice is hereby given to shareholders that Gold Fields’ AGM for the year ended 31 December 2024 will be held in person at 150 Helen Road, Sandown, Sandton on Wednesday, 28 May 2025 at 13:30 South African Standard Time and by electronic participation via the electronic meeting platform (as permitted by the JSE Listing Requirements and the provisions of the Companies Act 71 of 2008, as amended (the Companies Act)), to transact the business as stated in the Notice. A copy of the Notice can be found on the Company’s website at www.goldfields.com

In terms of section 59(1) (b) of the Companies Act, the record date to be entitled to receive the Notice was Thursday, 20 March 2025. The record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register) is Friday, 23 May 2025. Therefore, the last day to trade in order to be registered in the Company’s securities register as at the record date is Tuesday, 20 May 2025.

Gold Fields Form 20-F Filing

Gold Fields has filed its annual report on Form 20-F for the year ended 31 December 2024 with the US Securities and Exchange Commission on 27 March 2025. The document can be accessed on Gold Fields’ website at https://www.goldfields.com/form-f20.php

Gold Fields’ shareholders (including holders of Gold Fields’ American depositary shares) may also receive hard copies of the annual report on Form 20-F, which includes the audited financial statements, upon request. For a copy of the report, please contact Clair Ahmed at clair.ahmad@goldfields.com

27 March 2025

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

Investor and media enquiries:

Jongisa Magagula
Tel: +27 11 562 9775
Mobile: +27 82 562 5288
Email: Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

About Gold Fields
Gold Fields is a globally diversified gold producer with nine mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. The Company has total attributable annual gold-equivalent production of 2.1Moz, proved and probable gold Mineral Reserves of 44.3Moz,

Exhibit 99.1
measured and indicated gold Mineral Resources of 30.4Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).